Exhibit 99.(6)(v)

AMENDMENT to SUB-ADVISORY AGREEMENT

TOUCHSTONE FLEXIBLE INCOME FUND

(formerly Touchstone Strategic Income Fund)

TOUCHSTONE STRATEGIC TRUST

This AMENDMENT  is made as of May 31, 2013 to the Sub-Advisory Agreement dated September 10, 2012 (the “Agreement”) between Touchstone Advisors, Inc. (the “Advisor”) and Fifth Third Asset Management, Inc. (the “Sub-Advisor”) relating to the Touchstone Flexible Income Fund (the “Fund”), a series of Touchstone Strategic Trust (the “Trust”).

1.              Paragraph  3 of the Agreement is replaced in its entirety with the following:

“3.                                Compensation of the Sub-Advisor.

a.                                      As compensation for the services to be rendered and duties undertaken under this Agreement by the Sub-Advisor, the Advisor will pay to the Sub-Advisor a monthly fee equal on an annual basis to 0.35% on the first $500 million of the of average daily net assets of the Fund and 0.30% of the average daily net assets over $500 million, without regard to any total expense limitation of the Trust or the Advisor.  Such fee shall be computed and accrued daily.  If the Sub-Advisor serves in such capacity for less than the whole of any period specified in Section 9a, the compensation to the Sub-Advisor shall be prorated.  For purposes of calculating the Sub-Advisor’s fee, the daily value of the net assets of the Fund shall be computed by the same method as the Trust uses to compute the value of the net assets of the Fund for purposes of purchases and redemptions of shares.

b.                                      The Sub-Advisor reserves the right to waive all or a part of its fees.”

This Amendment to the Agreement is signed as of the date first set forth above.

TOUCHSTONE ADVISORS, INC.		FIFTH THIRD ASSET MANAGEMENT, INC.

BY:		BY:
	Steve M. Graziano	Name:
	President	Title:

BY:		BY:
	Tim Paulin	Name:
	Senior Vice President	Title: